UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 6)*


                           Amphenol Corporation
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                032095101
                              (CUSIP Number)

                            December 31, 2018
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 032095101                                                Page 1 of 4

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital World Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  13,677,494


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        13,690,859
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,690,859          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)






CUSIP: 032095101                                                Page 2 of 4

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 6

Item 1(a)     Name of Issuer:
       Amphenol Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
       358 Hall Avenue
       Wallingford CT 06492

Item 2(a)     Name of Person(s) Filing:
       Capital World Investors

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA 90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Class A Common Stock

Item 2(e)     CUSIP Number:
       032095101

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital World Investors divisions of CRMC and Capital
       International Limited collectively provide investment management services under the name Capital World Investors. Capital World Investors is deemed to be the beneficial owner of 13,690,859 shares or 4.5% of the 301,327,138 shares believed to be outstanding.

CUSIP: 032095101                                                Page 3 of 4

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 12, 2019

        Signature:     /s/ Michael J. Triessl
        Name/Title:    Michael J. Triessl - Senior Vice
                       President and Senior Counsel, Fund
                       Business Management Group
                       Capital Research and Management Company


















CUSIP: 032095101                                                Page 4 of 4